EXHIBIT 5(a)



FOR:      EMERSON RADIO CORP.
          9 Entin Road
          Parsippany, NJ 07054-0430

CONTACT:  Kenneth A. Corby
          (973) 884-5800
          (972) 884-2301

Tuesday, December 7, 1999


                              FOR IMMEDIATE RELEASE

                 INVESTMENT BANKER RETAINED BY EMERSON AFFILIATE

                  Sport Supply Group Exploring Alternatives to
                            Increase Shareholder Value
                                       __

Parsippany, N.J., December 7, 1999 --Emerson Radio Corp. (AMEX:MSN) ("Emerson") announced that its 40% owned affiliate Sport Supply Group, Inc. (NYSE:GYM) has retained PaineWebber as its investment banker for the purpose of exploring strategic alternatives to increase shareholder value.

Geoffrey P. Jurick, Chairman and Chief Executive Officer of Emerson Radio stated "As a result of Oaktree's decision not to exercise its option to purchase the Sport Supply common stock held by Emerson, Sport Supply's Board of Directors announced today that it has retained PaineWebber as its investment banker. Emerson is in agreement with this decision. Sport Supply Group continues to be successful in its growth plan that will provide enhanced value to its shareholders by way of a strategic initiative with an appropriate organization."

This press release other that the historical information, consists of forward looking statements that involve risks and uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission, including the Company's reports on Form 10-K, 10-Q, 8-K and 13-D. Actual results may differ materially.

EMERSON RADIO CORP., founded in 1948, is headquartered in Parsippany, N.J. The Company designs, markets and licenses, throughout the world, full lines of televisions and other video products, microwave ovens, clocks, clock radios, audio, and home theater products. Emerson's web site is www.emersonradio.com.